Exhibit 99.1

SDLP – Announces the Death of Board Member Tony Curry

London, United Kingdom, November 3, 2015 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) announces with great sadness that Mr. Tony Curry, member of the Company’s Board of Directors, has passed away following a period of illness.

Mr. Curry has served as our Director since April 2013 and was a member of the conflicts committee.

Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. For the last 12 years Mr. Curry was the Time Charter & Sale and Purchase Manager. Prior to this Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry was a Director of Frontline Ltd from October 2009 to April 2013.

John Fredriksen comments: “We are deeply saddened by Tony’s passing. Through his leadership experience, broad business expertise and insights Tony contributed greatly to Frontline’s and Seadrill Partners’ development through the years. Our thoughts are with his family and friends.”